CUSIP No. 552541104	13G	Page 1 of 9 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2

(Amendment No. __ ) (1)

M & F Worldwide Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

552541104

(CUSIP Number)

August 30, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 552541104	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bay Harbour Management, L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 1,653,112
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 1,653,112
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,672,112
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.84%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

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CUSIP No. 552541104	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven A. Van Dyke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 17,000
	6	SHARED VOTING POWER 1,655,112
	7	SOLE DISPOSITIVE POWER 17,000
	8	SHARED DISPOSITIVE POWER 1,655,112
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,672,112
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.84%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

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CUSIP No. 552541104	13G	Page 4 of 9 Pages

Schedule 13G

Item 1(a).	Name of Issuer: M & F Worldwide Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices: 35 East 62nd Street New York, NY, 10021

Item 2(a).	Name of Persons Filing: Bay Harbour Management, L.C. (“Bay Harbour”; Steven A. Van Dyke (“Mr. Van Dyke”)

Item 2(b).	Address of Principal Business Office or, if None, Residence: 885 Third Avenue, 34th Floor, New York, NY 10022

Item 2(c).	Citizenship: United States of America for Steven A. Van Dyke and Florida for Bay Harbour Management, L.C.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 552541104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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CUSIP No. 552541104	13G	Page 5 of 9 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned:

1,672,112. The Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by the investment funds advised by Bay Harbour (except to the extent of each of their economic interests in such funds), and Bay Harbour expressly disclaims beneficial ownership of any of the shares of Common Stock beneficially owned by Mr. Van Dyke, and the filing of this Schedule 13G shall not be construed as an admission, for the purposes of Sections 13(d) and 13(g) or under any provision of the Exchange Act or the rules promulgated thereunder or for any other purpose, that either of the Reporting Persons is a beneficial owner of any such shares.

(b)	Percent of class:

7.84%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

17,000 for Steven A. Van Dyke

(ii)	Shared power to vote or to direct the vote:

1,655,112

(iii)	Sole power to dispose or to direct the disposition of:

17,000 for Steven A. Van Dyke

(iv)	Shared power to dispose or to direct the disposition of:

1,655,112

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

1,655,112 of the shares of the Common Stock reported in this Schedule 13G are held by investment funds advised by Bay Harbour, of which Steven A. Van Dyke is a controlling principal. The investment funds directly holding the Common Stock reported in this Schedule 13G have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, and share such rights with Bay Harbour. Mr. Van Dyke shares beneficial ownership of 2,000 of the shares of the Common Stock reported by him with his spouse. No single investment fund or account controlled directly or indirectly by the Reporting Persons holds, on its own, greater than 5% of the outstanding shares of Common Stock of the issuer.

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CUSIP No. 552541104	13G	Page 6 of 9 Pages

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Please see Exhibit A for the members of the group.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 552541104	13G	Page 7 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2007

Bay Harbour Management, L.C.

By:	/s/ Kurt Cellar
Name: Title:	Kurt Cellar Partner

/s/ Steven A. Van Dyke

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CUSIP No. 552541104	13G	Page 8 of 9 Pages

EXHIBIT A
GROUP MEMBERS FILING
PURSUANT TO RULE 13d-1(b)(1)(ii)(J)

Bay Harbour Management, L.C. is a Florida limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, with a business address of 885 Third Avenue, 34th Floor, New York, NY 10022, and is filing this Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(E) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and

Steven A. Van Dyke, a citizen of the United States of America, having a business address of 885 Third Avenue, 34th Floor, New York, NY 10022, is a Managing Principal of Bay Harbour Management, L.C., and is filing this Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G) promulgated under the Exchange Act.

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CUSIP No. 552541104	13G	Page 9 of 9 Pages

EXHIBIT B

JOINT FILING AGREEMENT

Bay Harbour Management, L.C. and Steven A. Van Dyke, in compliance with Rule 13d-1(k) of the Securities and Exchange Commission, hereby agree that the statement on Schedule 13G to which this Agreement is attached as an exhibit is, and any amendments thereto filed by any of us will be, filed on behalf of each such person, that each such person is responsible for the timely filing of the Schedule 13G and any amendments thereto and for the completeness and accuracy of the information concerning such person contained therein.

Dated: September 6, 2007

Bay Harbour Management, L.C.

By:	/s/ Kurt Cellar
Name: Title:	Kurt Cellar Partner

/s/ Steven A. Van Dyke

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